Brian C. Daughney Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bdaughney@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

December 20, 2021	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. William Demarest,

Mr. Isaac Esquivel

Re:	Metal Sky Star Acquisition Corporation

Registration Statement on Form S-1

Filed October 14, 2021

File No. 333-260251

To the Reviewing Staff Members of the Commission:

We are in receipt of Staff’s comments on November 11, 2021 regarding Metal Sky Star Acquisition Corporation’s Form S-1 Registration Statement. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Form S-1 filed October 14, 2021

Cover Page

1.	We note the statement that your Sponsor and certain of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and your disclosure that you may consider a business combination with an entity with a physical presence or other significant ties to China/Hong Kong. Please disclose, if true, that a majority of your executive officers and directors have significant business ties to or are based in China/Hong Kong. Additionally, revise your disclosure to also describe the legal and operational risks associated with acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure also should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Further, please provide a clear description of how cash will be transferred throughout the post-combination organization if you acquire a company based in China, as well as a statement as to whether any transfers, dividends or distributions have been made to date. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We acknowledge the comment and respectfully advise the Staff that we will not undertake our initial business combination with any entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries) in China (including Hong Kong and Macau). We have revised the cover page, prospectus summary on pages 2, 7, 23, 24, risk factors beginning on page 27, management discussion and analysis beginning on page 76 and proposed business beginning on page 81 to disclose such exclusion.

2.	We note the statement that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly on the cover page, page 2 and where appropriate.

Response: Please kindly refer to our response to comment 1 above.

3.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Additionally, expand your disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: Please kindly refer to our response to comment 1 above.

4.	We note the statement on page 24 that you are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please revise to address the consequences to you and your investors if you do not receive or maintain approvals where you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Additionally, please expand to address any permissions to operate or conduct operations, and confirm that your use of the term "operate" and "operations" includes the process of searching for a target business and conducting related activities.

Response: Please kindly refer to our response to comment 1 above.

Prospectus Summary, page 29

5.	Where you address risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors, revise your summary of risk factors to specifically address liquidity risks, and provide cross-references to the more detailed discussion of these related risks in the prospectus.

Response: Please kindly refer to our response to comment 1 above.

6.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: Please kindly refer to our response to comment 1 above.

7.	We note your disclosure on page 2 regarding VIE structures. Please revise to explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Where you discuss how this type of corporate structure may affect investors and the value of their investment, clarify how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: Please kindly refer to our response to comment 1 above.

Risk Factors, page 64

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: Please kindly refer to our response to comment 1 above.

Risk Factors, page 67

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination.

Response: Please kindly refer to our response to comment 1 above.

General

10.	We note that the registration statement does not cover the ordinary shares underlying the warrants, which shares may become exercisable within 12 months. Please revise the registration statement to include the shares underlying the warrants. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

Response:

Response: We have revised the term of warrants to become exercisable on the later of one year after the closing of this offering or the consummation of an initial business combination, respectively on the cover page, page 9 and page 100.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Brian C. Daughney, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or bdaughney@beckerlawyers.com.

Very truly yours,

By:	/s/ Brian C. Daughney
Name:	Brian C. Daughney

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